 LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL	WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

December 17, 2012

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Compliance Systems Corporation
Form 8-K
Filed November 2, 2012
File No. 000-53169

Dear Mr. Spirgel:

Compliance Systems Corporation (the “Registrant”) hereby requests an extension through and including January 4, 2013 to file Amendment No. 1 to the above-referenced Form 8-K and respond to your comment letter to Barry Brookstein dated November 28, 2012.

We appreciate your courtesy in this matter.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.